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                 August 4, 2022

       Edwin Sapienza
       Chief Financial Officer
       Kaspien Holdings Inc.
       2818 N. Sullivan Rd. Ste 130
       Spokane Valley, WA 99216

                                                        Re: Kaspien Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-266381

       Dear Mr. Sapienza:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services